EX-FILING FEES

Calculation of Filing Fee Table

424(b)(2)

(Form Type)

Entergy Arkansas, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to Be Paid	Debt	First Mortgage Bonds, 4.20% due April 1, 2049	Rule 457(r)	$200,000,000	105.875%	$211,750,000	0.0000927	$19,629.23

	Total Offering Amount					$211,750,000		$19,629.23

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$19,629.23

The prospectus supplement to which this Exhibit is attached is a final prospectus for the related offering. The maximum aggregate amount of that offering is $200,000,000.